Exhibit 99.1



Alcon Announces Shareholder Meeting to Effect Previously Agreed Conditional Replacement of Nestlé-Nominated Directors

HUENENBERG, Switzerland – June 30, 2010 – Alcon, Inc. (NYSE:ACL) ("Alcon") announced today that the Alcon board of directors resolved to hold an extraordinary general meeting of the Alcon shareholders, to be held on August 16, 2010 in Zug, Switzerland. The purpose of the meeting is to hold a shareholder vote on the conditional election of directors nominated by Novartis AG ("Novartis") to replace directors nominated by Nestlé S.A. ("Nestlé") if and when Novartis acquires Nestlé's remaining shares of Alcon. The directors nominated by Novartis and standing for election are:

- Dr. Enrico Vanni until 2011
- Mr. Norman Walker until 2011
- Dr. Paul Choffat until 2012
- Dr. Urs Baerlocher until 2013
- Dr. Jacques Seydoux until 2013

These elections will become effective only upon the consummation of the acquisition by Novartis of all common shares of Alcon that are beneficially owned by Nestlé.

This board action is in satisfaction of a condition under the Purchase and Option Agreement and is also required by the Shareholders Agreement, each dated April 6, 2008 and entered into between Nestlé and Novartis. Under this condition and requirement, Nestlé is obligated to use its reasonable best efforts to cause the Alcon board of directors to call and hold an extraordinary general meeting of the Alcon shareholders to conditionally elect five persons nominated by Novartis to be members of the Alcon board of directors in replacement of the five persons previously nominated by Nestlé and to vote in favor of such conditional election.

No other business is proposed by the Alcon board of directors for this extraordinary general meeting of shareholders.

Shareholders who are shareholders of record as of July 9 or July 27, 2010 will receive an invitation to the meeting and the proxy voting materials and will be entitled to vote at the meeting. Shareholders who acquire shares after July 27, 2010 or have sold their shares prior to the meeting date are not entitled to vote or participate in the meeting. A notice will also be published in the Swiss Official Gazette of Commerce in accordance with the Articles of Association of Alcon.

Company Description

Alcon, Inc. is the world's leading eye care company, with sales of approximately $6.5 billion in 2009. Alcon, which has been dedicated to the ophthalmic industry for 65 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contacts lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon operates in 75 countries and sells products in 180 markets. For more information on Alcon, Inc., visit the Company's web site at www.alcon.com.

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Caution Concerning Forward-Looking Statements.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "hope," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third-party payers may affect our sales and profits; a weakening economy could affect demand for our products; competition may lead to worse than expected financial condition and results of operations; currency exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may adversely impact our financial condition; the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self-insured, may adversely impact our financial condition; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax laws or regulations in the jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations. You should read this press release with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For more information, contact:

Doug MacHatton
Vice President, Treasury and
Investor and Public Relations
(817) 551-8974

doug.machatton@alconlabs.com

John Selzer
Director, Investor Relations
(817) 568-6166
john.selzer@alconlabs.com

www.alcon.com